FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

January 4, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on January 4, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group announced that it has closed its previously announced public offering of common shares (the “Offering”). Pursuant to the Offering, the Company issued 225,000,000 common shares at a price of C$0.80 per common share, for aggregate gross proceeds of C$180,000,000.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Platinum Group has closed its previously announced public offering of common shares. Pursuant to the Offering, the Company issued 225,000,000 common shares at a price of C$0.80 per common share, for aggregate gross proceeds of C$180,000,000. BMO Capital Markets (the “Lead Underwriter”), RBC Capital Markets and GMP Securities L.P. (collectively with the Lead Underwriter, the “Bookrunners”) acted as joint bookrunners on the Offering and Raymond James Ltd., Stifel Nicolaus Canada Inc., CIBC and Cormark Securities Inc. (collectively, together with the Bookrunners, the “Underwriters”) acted as co-managers on the Offering.

The Company intends to use the net proceeds from the Offering to partially fund its 74% share of Phase 2 development costs at the WBJV Project 1 platinum mine, its 63% obligation towards ongoing exploration and engineering work on the Waterberg project and for general working capital purposes.

The common shares were offered by way of a short form prospectus filed in all provinces of Canada, and in the United States by way of a registration statement filed with the United States Securities and Exchange Commission. The Company has granted the Underwriters an option, exercisable for a period of 30 days, to purchase additional common shares representing an additional 15% of the Offering to cover over-allotments.

1 of 3

The following directors and officers of the Company (the “Insiders”) purchased common shares through the Offering.

Name	Number of Common Shares	% of Offering
Frank Hallam	281,250	0.125%
Barry Smee	10,000	0.004%
Iain McLean	31,250	0.014%
R. Michael Jones	50,000	0.022%
Eric Carlson	125,000	0.056%
Kris Begic	10,000	0.004%
Total:	507,500	0.226%

The Offering will not result in a material change to the shareholdings of any of the Insiders. The Offering was unanimously approved by the board of directors of the Company. The Company’s officers and directors, including the Insiders, have entered into agreements providing that, subject to certain exceptions, for a period beginning December 12, 2012 and ending 90 days from closing of the Offering, they will not (and shall cause their affiliates not to), without the prior written consent of the Lead Underwriter, directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for, or that represent the right to receive common shares, and will not enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the common shares (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

The Company is exempted from the formal valuation and minority approval requirements under Multilateral Instrument 61-101 since the fair value of the consideration of the common shares purchased by Insiders does not exceed 25% of the Company’s market capitalization. This material change report is being filed less than 21 days prior to the closing of the Offering. The shorter period was necessary in order to permit the Company to close the Offering in a timeframe consistent with usual market practice for transactions of this nature.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the short form prospectus may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 (tel: 905 696 8884 x4222), and in the United States by contacting BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll free at 800 414 3627 or by email at bmoprospectus@bmo.com.

2 of 3

This material change report contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: targeted, believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this material change report include, without limitation, statements regarding the use of proceeds of the Offering. Although the Company believes the forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to successfully obtain equity financing and negotiate a cost overrun facility, the Company’s ability to obtain the requisite personnel to enable the construction work to proceed, or the Company’s ability to be fully able to implement its business strategies and other risk factors described in the Company’s prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

January 4, 2013

3 of 3